United States securities and exchange commission logo





                           September 13, 2022

       Ameet Mallik
       Chief Executive Officer
       ADC Therapeutics SA
       Biop  le
       Route de la Corniche 3B
       1066 Epalinges
       Switzerland

                                                        Re: ADC Therapeutics SA
                                                            Registration
Statement on Form F-3
                                                            Filed September 6,
2022
                                                            File No. 333-267293

       Dear Mr. Mallik:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Yasin Keshvargar